SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press Release re Internet Gold's GoldMind to Launch "The Money" Lead Generation Financial Portal dated December 5, 2005.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold's GoldMind to Launch "The Money" Lead Generation Financial Portal

Monday December 5, 3:11 am ET

PETACH TIKVA, Israel, December 5 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq: IGLD - News) today announced that GoldMind, a fully-owned subsidiary, will soon launch a new portal named "The Money" which will offer a broad range of financial information to Israeli consumers. The site will be owned and operated jointly by GoldMind (50.1%) and the founders of the concept.

The new financial portal will offer a broad range of information designed to help individuals make educated financial decisions in Israel's rapidly- changing money market. In addition, it will provide access to specific data regarding services and rates offered by Israeli banks, pension funds, insurance companies and other institutions. The site's revenues will come from a combination of advertising and lead generation, a new business model that has proven itself through Nirshamim, Internet Gold's 50%-owned academic portal.

Commenting on the news, Mr. Doron Turgeman, CFO of Internet Gold and CEO of GoldMind, said, "We are excited to launch "The Money", another step in our strategy to extend our leadership of Israel's Internet Media and Advertising space. With far-reaching reforms bringing sweeping changes to Israel's financial markets, consumers seek information that will help them make sound decisions, and they need easier access to the specific rates and deals available. As a central repository of authoritative advice and up-to-date information, we believe The Money will soon attract a large customer base and become a popular point where investors and investment opportunities meet. We believe that our new "lead generation" business model, which has proven so successful with our "Nirshamim" academic portal, will demonstrate its strength here too, becoming a second strong revenue stream in addition to the portal's advertising sales. We are confident that both "lead generation" and advertising revenues will grow in step with the rapid expansion of Israel's Interactive Advertising marketplace."

About Internet Gold

Internet Gold is a group of communications companies that provide Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel under the brand name "smile". The broad range and popularity of these services have established Internet Gold as one of Israel's leading Internet Communications groups.

The Internet Gold Group includes four subsidiaries. MSN-Israel, its 50.1% owned joint-venture with Microsoft Corp. (49.9% owned), provides Microsoft-branded Search, Instant Messaging, Hotmail and a variety of portal services. Internet Gold International, a fully-owned subsidiary, provides international Internet and communication services. GoldMind, a fully-owned subsidiary, provides value-added services to Internet subscribers. GoldTrade, the Group's fully-owned e-Commerce subsidiary, operates e-Commerce sites.

For additional information about Internet Gold, please visit its Website at www.igld.com.

Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:

    Marybeth Csaby
    KCSA Worldwide
    +1-212-896-1236

    In Israel:
    Meirav Be'eri
    Investor Relations
    +972-3-516-7620

    Idit Azulay
    Investor Relation Manager
    +972-3-9399848








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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  December 5, 2005